Exhibit 99.1

US$1,000,000,000 1.125% Senior Notes due 2014

US$750,000,000    1.875% Senior Notes due 2016

US$1,250,000,000 3.250% Senior Notes due 2021

of

BHP Billiton Finance (USA) Limited

Fully and Unconditionally Guaranteed by

BHP Billiton Limited

and

BHP Billiton Plc

UNDERWRITING AGREEMENT

November 16, 2011

Barclays Capital Inc.

J.P. Morgan Securities LLC

As representatives of the several Underwriters

c/o Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Ladies and Gentlemen:

BHP Billiton Finance (USA) Limited, a company incorporated in the Commonwealth of Australia (the “Company”), proposes to issue and sell US$1,000,000,000 aggregate principal amount of its 1.125% Senior Notes due 2014, US$750,000,000 aggregate principal amount of its 1.875% Senior Notes due 2016 and US$1,250,000,000 aggregate principal amount of its 3.250% Senior Notes due 2021 (together, the “Securities”). The Securities will be issued pursuant to the Indenture, dated as of April 17, 2003 (the “Indenture”), among the Company, BHP Billiton Limited, a company incorporated in the Commonwealth of Australia (“Limited”), BHP Billiton Plc, a public company with limited liability incorporated under the laws of England and Wales (“Plc”, and together with Limited, the “Guarantors”), and The Bank of New York, as successor trustee (the “Trustee”), which Indenture has been filed as an exhibit to the Registration Statement (as defined below). Pursuant to the Indenture, each of the Guarantors will jointly and severally guarantee the payment of all amounts owing by the Company with respect to the Securities and a guarantee executed by each of the Guarantors (together, the “Guarantees”) will be endorsed on each Security. The Securities will be denominated in U.S. dollars.

Each of the Company and the Guarantors hereby confirms its agreement with the underwriters named in Schedule I hereto (the “Underwriters”) for whom Barclays Capital Inc. (“Barclays”) and J.P. Morgan Securities LLC (“J.P. Morgan” and together with Barclays, the “Lead Managers”) are acting as representatives concerning the purchase of the Securities from the Company (with the benefit of the Guarantees from the Guarantors) by the several Underwriters.

The following terms have the meanings set forth below:

(a)	“Commission” means the U.S. Securities and Exchange Commission.

(b)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(c)	“Effective Time” means any date as of which any part of the Registration Statement relating to the Securities became, or is deemed to have become, effective under the Securities Act in accordance with the Rules and Regulations.

(d)	“General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being specified in Exhibit A to this Agreement.

(e)	“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Securities in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

(f)	“Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Free Writing Prospectus.

(g)	“Preliminary Prospectus” means the preliminary prospectus supplement dated November 16, 2011 and the base prospectus dated November 16, 2011.

(h)	“Prospectus” means the prospectus relating to the Securities that is included in the Registration Statement in the form first used (or made available upon request of purchasers pursuant to Rule 173 under the Securities Act) in connection with confirmation of sales of the Securities, including any document incorporated by reference therein and any prospectus or prospectus supplement deemed to be a part thereof that has not been superseded or modified. For purposes of this definition, information contained in a form of prospectus (including a prospectus supplement) that is deemed retroactively to be a part of the Registration Statement pursuant to Rules 430A, 430B or 430C (“Rule 430 Information”) shall be considered to be included in the Prospectus only as of the actual time that form of prospectus (including a prospectus supplement) is filed with the Commission pursuant to Rule 424(b).

(i)	“Registration Statement” means the registration statement on Form F-3 (File No. 333-162380), including a form of prospectus, relating to the Securities and the Guarantees. The various parts of the Registration Statement and the Rule 462(b) Registration Statement, if any, including all exhibits thereto and (i) the Rule 430 Information, if any, contained in the form of final prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act in accordance with Section 6(a) hereof and (ii) the documents incorporated by reference in the prospectus contained in such registration statement at the time such part of such registration statement became effective, each as amended at the time such part of such registration statement became effective or such part of the Rule 462(b) Registration Statement, if any, became or hereafter becomes effective, are hereinafter collectively called the “Registration Statement”.

(j)	“Rule 462(b) Registration Statement” means any abbreviated registration statement filed by the Company pursuant to Rule 462(b) under the Securities Act. Any reference herein to the term “Registration Statement” shall include such Rule 462 Registration Statement.

(k)	“Rules and Regulations” means the rules and regulations promulgated under the Securities Act.

(l)	“Securities Act” means the U.S. Securities Act of 1933, as amended.

(m)	“Subsidiary” means any entity whose financial statements would be consolidated in the consolidated financial statements of BHP Billiton.

(n)	“Time of Sale” means the time when sales of the Securities are first made.

(o)	“Time of Sale Information” means the Preliminary Prospectus, as amended or supplemented prior to the Time of Sale and each General Use Free Writing Prospectus issued at or prior to the Time of Sale.

(p)	“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

Any reference herein to any preliminary prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to the applicable form under the Securities Act, as of the date of such preliminary prospectus or Prospectus, as the case may be. Any reference to any amendment or supplement to any preliminary prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such preliminary prospectus or Prospectus, as the case may be, under the Exchange Act and incorporated by reference in such preliminary prospectus or Prospectus, as the case may be. Any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Guarantors filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement. Any reference to the Prospectus as amended or supplemented shall be deemed to refer to the Prospectus as amended or supplemented in relation to the Securities in the form in which it is filed with the Commission pursuant to Rule 424(b) under the Securities Act in accordance with Section 6(a) hereof, including any documents incorporated by reference therein as of the date of such filing.

1. Representations, Warranties and Agreements of each of the Company and the Guarantors. Each of the Company and the Guarantors represents and warrants to, and agrees with, the several Underwriters on and as of the date hereof and the Closing Date (as defined in Section 3(a)) that:

(a) The Registration Statement has been prepared by the Company and the Guarantors in conformity with the requirements of the Securities Act and the Rules and Regulations and has been filed by the Company and the Guarantors with the Commission. The Registration Statement and any amendments thereto, each in the form heretofore delivered to the Underwriters, including all documents incorporated by reference therein, has become effective under the Securities Act.

(b) The Registration Statement is an “automatic shelf registration statement” as defined under Rule 405 of the Securities Act that has been filed with the Commission not earlier than three years prior to the date hereof; and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by the Company or the Guarantors. No stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for that purpose or pursuant to Section 8A of the Securities Act against the Company or the Guarantors or related to the offering are pending before or threatened by the Commission.

(c) At the Effective Time, the Registration Statement did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. At the Effective Time, the Registration Statement and the Prospectus did comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable Rules and Regulations. At the Effective Time and on the Closing Date, the Indenture did or will conform in all material respects with the applicable requirements of the Trust Indenture Act and the rules and regulations of the Commission thereunder. At the Effective Time, the Prospectus did not or will not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph 1(c) do not apply (A) to statements or omissions in the Registration Statement or the Prospectus based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter expressly for use therein or (B) to that part of the Registration Statement that constitutes the Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act, of the Trustee.

(d) The documents incorporated by reference in the Registration Statement, Time of Sale Information or Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Any further documents so filed and incorporated by reference in the Registration Statement, Time of Sale Information or Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) As of the Time of Sale, neither (i) any Time of Sale Information, nor (ii) any Limited Use Free Writing Prospectus, when considered together with the Time of Sale Information, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the Closing Date, neither (i) the Time of Sale Information and the Prospectus (collectively, the “General Disclosure Package”) nor (ii) any individual Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, will include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding two sentences do not apply to statements in or omissions from any prospectus included in the Registration Statement or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Lead Managers specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described in Section 16 of this Agreement.

(f) Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Securities or until any earlier date that the Company notified or notifies the Lead Manager as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information then contained in the Registration Statement. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information then contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, (i) the Company has promptly notified or will promptly notify the Lead Managers and (ii) the Company has promptly amended or will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission. The foregoing two sentences do not apply to statements in or omissions from any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Lead Managers specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described in Section 16 of this Agreement.

(g) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Securities and at the date of this Agreement, neither the Company nor any Guarantor was an “ineligible issuer,” as defined in Rule 405. The Guarantors are well-known seasoned issuers as defined under the Securities Act in connection with the offering of the Guarantees. The Company and the Guarantors have paid the registration fee for this offering pursuant to Rule 456(b)(1) under the Securities Act or will pay such fees within the time period required by such rule (without giving effect to the proviso therein) and in any event prior to the Closing Date.

(h) Each of the Company and Limited has been duly incorporated, is not in liquidation under Australian federal law or the laws of Victoria, and has the corporate power and authority to own its property and to conduct its business as described in the Registration Statement, Time of Sale Information and the Prospectus.

(i) Plc has been duly incorporated and organized as a public company with limited liability under the laws of England and Wales, is not in liquidation, and has the corporate power and authority to own its property and to conduct its business as described in the Registration Statement, Time of Sale Information and the Prospectus.

(j) Each of the Subsidiaries other than the Company has been duly organized under the laws of its respective jurisdiction of organization and has the requisite power and authority to carry on its business as it is currently being conducted and to own lease and operate its properties as described in the Registration Statement, Time of Sale Information and the Prospectus. Each of the Subsidiaries other than the Company is authorized to do business as a foreign corporation in each jurisdiction where the operation, ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so authorized would not have a material adverse effect on the condition, financial or otherwise, or on the earnings, business or operations of the Guarantors and the Subsidiaries, taken as a whole (a “Material Adverse Effect”).

(k) No authorization, approval, consent or order of, or filing with, any court or governmental body or agency or any third party is necessary in connection with the transactions contemplated by this Agreement, the Indenture, the Securities or the Guarantees except such as may be required by the Financial Industry Regulatory Authority (“FINRA”) or have been obtained and made under the Securities Act, the Trust Indenture Act or state securities or blue sky laws or regulations.

(l) The Guarantors maintain a system of control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that has been designed by the Guarantors’ principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. As of June 30, 2011, the Guarantors’ management has concluded that the Guarantors maintained effective control over financial reporting and that there were no material weaknesses in the Guarantors’ internal control over financial reporting.

(m) The Guarantors maintain a system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Guarantors in reports that each files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Guarantors’ management as appropriate to allow timely decisions regarding required disclosure. The Guarantors have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 under of the Exchange Act.

(n) Except as otherwise described in the Registration Statement, Time of Sale Information and the Prospectus, to the knowledge of the Guarantors, there is no strike, labor dispute, slowdown or stoppage pending against the Company, the Guarantors or any of the Subsidiaries, that could reasonably be expected to have a Material Adverse Effect.

(o) Except as otherwise described in the Registration Statement, Time of Sale Information and the Prospectus there is no action, suit or proceeding before or by any court or governmental agency or body, domestic or foreign, pending against or affecting the Company, the Guarantors or any of the Subsidiaries, or any of their respective properties, which, if adversely determined, could reasonably be expected to result in a Material Adverse Effect.

(p) This Agreement has been duly authorized, executed and delivered by each of the Company and the Guarantors.

(q) The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, executed and delivered by each of the Company and the Guarantors and is a valid and binding agreement of each of the Company and the Guarantors, enforceable in accordance with its terms subject, to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and (ii) rights of acceleration, if any, and the availability of equitable remedies may be limited by equitable principles of general applicability.

(r) The Securities have been duly authorized by the Company and, on the Closing Date, will have been duly executed by the Company and will conform in all material respects to the description thereof in the Time of Sale Information and the Prospectus. When the Securities are issued and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, the Securities will be entitled to the benefits of the Indenture, and will be valid and binding obligations of the Company, enforceable in accordance with their terms subject to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and (ii) rights of acceleration, if any, and the availability of equitable remedies may be limited by equitable principles of general applicability.

(s) The Guarantees have been duly authorized and, when endorsed on the Securities in accordance with the provisions of the Indenture, will be valid and binding obligations of the Guarantors, enforceable in accordance with their terms subject to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and (ii) rights of acceleration, if any, and the availability of equitable remedies may be limited by equitable principles of general applicability.

(t) The execution and delivery by each of the Company and the Guarantors of, and the performance by each of the Company and the Guarantors of its obligations under, this Agreement, the Indenture and, in the case of the Company, the Securities and, in the case of the Guarantors, the Guarantees will not contravene any provision of applicable law (except such contravention of law which individually or in the aggregate would not have a Material Adverse Effect) or the Constitution of the Company or Limited or the Memorandum and Articles of Association of Plc or any agreement or other instrument binding upon the Company or any of the Guarantors or any of the Subsidiaries (except with respect to such agreements and instruments such contravention which individually or in the aggregate would not have a Material Adverse Effect) or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Guarantors or any Subsidiary (except with respect to such judgments, orders or decrees, such contravention which individually or in the aggregate would not have a Material Adverse Effect) and all consents, approvals, authorizations and orders of, and qualifications with, all governmental bodies and agencies required for the performance by the Company and the Guarantors of their obligations under this Agreement, the Indenture, in the case of the Company, the Securities, and, in the case of the Guarantors, the Guarantees, except such as may be required by the securities or Blue Sky laws of the various states of the United States in connection with the offer and sale of the Securities, have been made or obtained.

(u) Each of KPMG and KPMG Audit Plc is an independent registered public accounting firm at the time they issued their audit reports on the consolidated financial statements of Limited, Plc and their respective subsidiaries (the “BHP Billiton Group”) as of June 30, 2010 and June 30, 2011 and for the three years ended June 30, 2011 as required by the Securities Act and the Rules and Regulations and the Public Company Accounting Oversight Board (United States).

(v) The historical financial statements (including the related notes and supporting schedules) contained or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus comply in all material respects with the applicable requirements under the Securities Act. All financial statements (historical or pro forma) that are required to be included in the Registration Statement, the Time of Sale Information and the Prospectus (including, without limitation, as required by Rule 3-05 of Regulation S-X under the Securities Act) are included as required. The financial statements as of June 30, 2010 and June 30, 2011 and for the three years ended June 30, 2011 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board in existence at that time, in each case consistently applied throughout the periods covered thereby and fairly present the financial position of the entities purported to be covered thereby at the respective dates indicated and the results of their operations and their cash flows for the respective periods indicated. The financial information contained or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus are derived from the accounting records of the combined BHP Billiton Group, Limited and its subsidiaries and Plc and its subsidiaries and in each case fairly present the information purported to be shown thereby.

(w) There has not occurred any material adverse change, or any development which will involve a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Guarantors and the Subsidiaries, taken as a whole, from that set forth in the Registration Statement, Time of Sale Information and the Prospectus.

(x) Each prospectus filed as part of the registration statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, complied when so filed in all material respects with the Securities Act and the Rules and Regulations.

(y) Except as otherwise described in the Registration Statement, Time of Sale Information and the Prospectus, none of the Guarantors nor any Subsidiary is in violation of any law or regulation of any country in which they operate relating to occupational safety and health or the storage, handling or transportation of, hazardous or toxic materials, except any such violation of law or regulation which would not, singly or in the aggregate, result in a Material Adverse Effect.

(z) None of the Company or the Guarantors is an “affiliate” of any member of FINRA. As used herein, the term “affiliate” shall have the meaning assigned to such term in FINRA Rule 5121.

(aa) None of the Company or the Guarantors is, and after giving effect to the offering of the Securities and the application of the proceeds therefrom as described under “Use of Proceeds” in each of the Preliminary Prospectus and the Prospectus, will not be, required to register as an “investment company” as such term is defined in the U.S. Investment Company Act of 1940, as amended.

(bb) No event has occurred which would constitute an Event of Default (as defined in the Indenture) or which, with the giving of notice or the lapse of time or other condition would, after the issuance of the Securities and the Guarantees, constitute an Event of Default.

2. Purchase of the Securities.

(a) On the basis of the representations, warranties and agreements contained herein, and subject to the terms and conditions set forth herein, the Company agrees to issue and sell to each of the Underwriters, severally and not jointly, and each of the Underwriters, severally and not jointly, agrees to purchase from the Company, the principal amount of Securities set forth opposite the name of such Underwriter on Schedule I hereto at the purchase price and on the other terms set forth in Schedule II hereto.

(b) The Company shall not be obligated to deliver any of the Securities except upon payment for all of the Securities to be purchased as provided herein. The Company acknowledges and agrees that the Underwriters may sell Securities to any affiliate of an Underwriter and that any such affiliate may sell Securities purchased by it to an Underwriter.

(c) The Company and the Guarantors acknowledge and agree that the Underwriters are acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the offering of Securities and Guarantees contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person. Additionally, neither the Lead Managers nor any other Underwriter is advising the Company, the Guarantors or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction with respect to the transactions contemplated hereby. The Company and the Guarantors shall consult with their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Company with respect thereto. Any review by the Underwriters of the Company or the Guarantors, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company and the Guarantors.

3. Delivery of and Payment for the Securities.

(a) Delivery of and payment for the Securities shall be made at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004, or at such other place as shall be agreed upon by the Lead Managers, on behalf of the Underwriters, and the Company, at 9:00 a.m., New York time, on November 21, 2011, or at such other time or date, not later than seven full business days thereafter, as shall be agreed upon by the Lead Managers and the Company (such date and time of payment and delivery being referred to herein as the “Closing Date”).

(b) On the Closing Date, payment of the purchase price for the Securities shall be made to the Company by wire transfer of immediately available funds, or by such other means as the parties hereto shall agree prior to the Closing Date, against delivery to the Underwriters of the certificates evidencing the Securities. Time shall be of the essence, and delivery at the time and place specified pursuant to this Agreement is a further condition of the obligations of the Underwriters hereunder. Upon delivery, the Securities shall be in global form, registered in such names and in such denominations as the Lead Managers on behalf of the Underwriters shall have requested in writing not less than two full business days prior to the Closing Date. The Company agrees to make one or more global certificates evidencing the Securities available for inspection by the Lead Managers on behalf of the Underwriters in New York, New York at least 24 hours prior to the Closing Date.

4. Representations, Warranties and Agreements of each of the Underwriters.

(a) Each Underwriter represents and agrees severally and not jointly, that (i) it has not made or invited, and will not make or invite, an offer of the Securities or the Guarantees for issue or sale in Australia (including an offer or invitation which is received by a person in Australia), and (ii) it has not distributed or published, and will not distribute or publish, the Prospectus or any other offering material or advertisement relating to the Securities or the Guarantees in Australia, unless the minimum aggregate consideration payable by each offeree is at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act and such action complies with all applicable laws and regulations.

(b) Each Underwriter represents and agrees severally and not jointly that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Securities in circumstances in which section 21(1) of the FSMA does not apply to the Company or the Guarantors; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

(c) In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and agrees severally and not jointly, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of the Securities to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time:

(i)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(ii)	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Lead Managers; or

(iii)	in any other circumstances which do not require the publication by the Company or any Guarantor of a prospectus pursuant to Article 3 of the Prospective Directive.

For the purposes of this provision, the expression “offer of the Securities to the public” in relation to any of the Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered to as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

(d) Each of the Lead Managers agree, severally and not jointly, that they will ensure that the Underwriters offer the Securities (i) to at least 10 persons, each of whom is carrying on a business of providing finance or investing or dealing in securities in the course of operating in financial markets, and is not known, or suspected, to be an associate (as defined in section 128F(9) of the Income Tax Assessment Act 1936 of Australia (the “Australian Tax Act”)) of any other persons to whom the offer is made by the Underwriter under this sub-paragraph (d)(i); or (ii) in such other manner as which satisfies section 128F(3) of the Australian Tax Act. Such offers will be made within 30 days of the relevant Underwriter being unconditionally obliged to offer the Securities for sale.

(e) Each Underwriter represents and warrants that it is and will be acting as a Underwriter in the course of carrying on a business of providing finance, or investing or dealing in securities in the course of operating in financial markets.

(f) Each Underwriter represents and agrees that, in connection with the primary distribution of the Securities, it will not (directly or indirectly) sell Securities to any person if, at the time of such sale, the employees of the Underwriter who are involved in making the offer, effecting the sale or otherwise directly involved in the sale knew or had reasonable grounds to suspect that, as a result of such sale, any Securities (or an interest in any Securities) was being, or would be, acquired (directly or indirectly) by an Offshore Associate (as defined below) other than in the capacity of a dealer, manager or underwriter in relation to the placement of those Securities or in the capacity of a clearing house, custodian, funds manager or responsible entity of an Australian registered scheme. For the avoidance of doubt, if the relevant employees of an Underwriter do not know, or do not have reasonable grounds to suspect, that a person is an associate of the Company or one of the Guarantors, nothing in this paragraph (f) obliges that Underwriter to make positive inquiries of that person to confirm that person is not an Offshore Associate.

In this paragraph, “Offshore Associate” means an associate (as defined in section 128F(9) of the Australian Tax Act) of the Company or one of the Guarantors that is either a non-resident of Australia that does not acquire the Securities in carrying on a business at or through a permanent establishment in Australia, or a resident of Australia that acquires the Securities at or through a permanent establishment outside Australia.

(g) Each Underwriter will provide to the Company, within 14 days of receipt of a request from the Company, such information as is reasonably required for the purposes of assisting the Company to demonstrate (to the extent necessary) that the public offer test under section 128F of the Income Tax Assessment Act 1936 of Australia has been satisfied, but no Underwriter is obliged to disclose the identity of the purchaser or potential purchaser of any Securities or any information from which such identity might or would be capable of being ascertained, or any information the disclosure of which would be contrary to or prohibited by any relevant law, regulation or directive or any confidentiality agreement binding upon an Underwriter.

(h) Each Underwriter represents and agrees that, unless it obtains the prior consent of the Company and the Lead Managers, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission.

5. Conditions of Underwriters’ Obligations. The several obligations of the Underwriters hereunder are subject to the following conditions:

(a) The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the Securities Act and the Rules and Regulations and in accordance with Section 6(a) hereof. If the Company has elected to rely upon Rule 462(b), the Rule 462(b) Registration Statement shall have become effective by the date of this Agreement. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose or pursuant to Section 8A under the Securities Act shall have been initiated or threatened by the Commission. The Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of a Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 6(a) hereof. All requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction.

(b) Prior to the Closing Date,

(i)	there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any surveillance or review for a possible change which surveillance or review includes an indication that the direction of such possible change will be negative, in the rating accorded any of the Guarantors’ or the Company’s securities by Standard & Poor’s Inc. or Moody’s Investors Services Inc.; and

(ii)	there shall not have occurred any change, or any development which will involve a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations, of the Guarantors and their subsidiaries, taken as a whole, from that set forth in the Time of Sale Information and the Prospectus, that, in the reasonable judgment of the Lead Managers, is material and adverse and that makes it, in the reasonable judgment of the Lead Managers, impracticable to market the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Prospectus.

(c) The Underwriters shall have received on the Closing Date:

(i)	a certificate, dated the Closing Date and signed by a Director of the Company,

(ii)	a certificate, dated the Closing Date and signed by an executive officer of Limited and

(iii)	a certificate, dated the Closing Date and signed by an executive officer of Plc,

in each case to the effect set forth in clause (b)(i) and (ii) above with respect to the Company’s or the Guarantors’ securities, as applicable, and to the effect that the representations and warranties of the Company, Limited or Plc, as applicable, contained in this Agreement are true and correct as of the Closing Date and that the Company, Limited or Plc, as applicable, has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied on or before the Closing Date.

The Director, officer or officers signing and delivering such certificates may rely upon the best of his or their knowledge after reasonable inquiry.

(d) The Underwriters shall have received on the Closing Date an opinion of Anthony Austin, Manager-Group Legal of the Guarantors, dated the Closing Date, in substantially the form of Exhibit B hereto.

(e) The Underwriters shall have received on the Closing Date an opinion of Christopher Edwards, Senior Manager-Group Legal of Plc, dated the Closing Date, in the form of Exhibit C hereto.

(f) The Underwriters shall have received on the Closing Date an opinion of Sullivan & Cromwell LLP, special English Counsel for Plc, dated the Closing Date, in the form of Exhibit D hereto.

(g) The Underwriters shall have received on the Closing Date an opinion of Greenwoods and Freehills, special Australian taxation counsel for the Company and Limited, dated the Closing Date, in the form of Exhibit E hereto.

(h) The Underwriters shall have received on the Closing Date an opinion of Sullivan & Cromwell LLP, special United Kingdom taxation counsel for the Company and the Guarantors, and an opinion of Sullivan & Cromwell LLP, special United States taxation counsel for the Company, each dated the Closing Date, in the form of Exhibit F hereto.

(i) The Underwriters shall have received on the Closing Date an opinion and letter of Sullivan & Cromwell, special United States counsel for the Company and the Guarantors, dated the Closing Date, in the form of Exhibit G hereto.

(j) The Underwriters shall have received on the Closing Date an opinion of Sidley Austin, United States counsel for the Underwriters, dated the Closing Date, with respect to the transactions contemplated hereby in form and substance reasonably satisfactory to the Lead Managers.

(k) On the date hereof, KPMG and KPMG Audit Plc, each independent registered accounting firms for the BHP Billiton Group, shall have furnished to the Underwriters a letter, dated the date hereof, in form and substance satisfactory to the Lead Managers, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Time of Sale Information, the Prospectus and the Registration Statement.

(l) On the Closing Date, KPMG and KPMG Audit Plc shall have furnished to the Underwriters a letter, dated the Closing Date, to the effect that they reaffirm the statements made in the letter furnished pursuant to paragraph (k) of this Section, except that the “cut-off” date referred to shall be a date not more than three business days prior to the Closing Date.

(m) The Indenture shall have been duly executed and delivered by each of the Company, the Guarantors and the Trustee, the Securities shall have been duly executed and delivered by the Company, the Guarantees shall have been duly executed and delivered by the Guarantors and the Securities shall have been duly authenticated by the Trustee.

(n) The issue and sale of the Securities shall not violate the provisions of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or the Guarantors.

(o) Subsequent to the execution and delivery of this Agreement there shall not have occurred any of the following: (i) trading in securities generally on the New York Stock Exchange, the American Stock Exchange or the over-the-counter market shall have been suspended or materially limited, or minimum prices shall have been established on any such exchange or market by the Commission, by any such exchange or by any other regulatory body or governmental authority having jurisdiction, or trading in any securities of the Company on any exchange or in the over-the-counter market shall have been suspended or (ii) a general moratorium on commercial banking activities shall have been declared by U.S. federal or New York state authorities or (iii) an outbreak or escalation of hostilities or a declaration by the United States of a national emergency or war or (iv) a material adverse change in general economic, political or financial conditions (or the effect of international conditions on the financial markets in the United States shall be such) the effect of which, in the case of clauses (iii) and (iv), is, in the judgment of the Lead Managers, so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the sale or the delivery of the Securities on the terms and in the manner contemplated by this Agreement and in the Prospectus (exclusive of any amendment or supplement thereto).

6. Further Agreements of each of the Company and the Guarantors. In further consideration of the agreements of the Underwriters herein contained, each of the Company and the Guarantors covenants as follows:

(a) To prepare the Prospectus in a form approved (orally or in writing) by you and to file it pursuant to Rule 424(b) under the Securities Act not later than the Commission’s close of business on the second day following the execution and delivery of this Agreement or, if applicable, such other time as may be required by Rule 430A, 430B or 430C under the Act; to make no further amendment or any supplement to the Registration Statement, the Time of Sale Information or Prospectus prior to the Time of Delivery which shall be disapproved by you promptly after reasonable notice thereof; to advise you, promptly after it receives notice thereof, of the time when the Registration Statement, or any amendment thereto, has been filed or becomes effective or any supplement to the Prospectus or any amended Prospectus has been filed and to furnish you with copies thereof; to file promptly all reports required to be filed by Limited and Plc with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities; to advise you, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any preliminary prospectus or Prospectus, of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement, the Time of Sale Information or the Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any preliminary prospectus or Prospectus or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal. The Company and the Guarantors will pay the registration fees for this offering within the time period required by Rule 456(b)(i) under the Securities Act prior to the Closing Date.

(b) Each of the Company and the Guarantors has complied and will comply with Rule 433. Each Issuer Free Writing Prospectus complied in all material respects with Rule 433 and has been, or will be, filed to the extent required in accordance with such rule. Each of the Company and the Guarantors represents and agrees that, unless it obtains the prior consent of the Lead Managers, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission.

(c) If the Company elects to rely upon Rule 462(b), the Company shall file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) and the Company shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Act.

(d) To furnish to each of the Underwriters, without charge, two copies of the Registration Statement (including exhibits thereto) and, during the period mentioned in paragraph (f) below, as many copies of the Prospectus (and any supplements and amendments thereto) and any documents incorporated by reference therein or to the Registration Statement as the Underwriters may reasonably request.

(e) Before preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, and before filing any amendment or supplement to the Registration Statement or the Prospectus, the Company will furnish to the Lead Managers a copy of the proposed Issuer Free Writing Prospectus, amendment or supplement for review and will not use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Lead Managers reasonably objects.

(f) If, during such period after the first date of the public offering of the Securities as in the opinion of counsel for the Underwriters the Prospectus is (or but for the exemption in Rule 172 under the Securities Act would be required by law to be) delivered in connection with sales by an Underwriter or dealer, any event shall occur as a result of which it is necessary to amend or supplement the Time of Sale Information and the Prospectus in order to make the statements therein, in the light of the circumstances when the Time of Sale Information and the Prospectus is delivered to a purchaser, not misleading, or if it is necessary to the Time of Sale Information or amend or supplement the Time of Sale Information or the Time of Sale Information and the Prospectus to comply with law, forthwith to prepare and, subject to paragraph (e) above, file with the Commission (to the extent required), and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses the Lead Managers will furnish to the Company and the Guarantors) to which Securities may have been sold by the Underwriters and to any other dealers upon request, either amendments or supplements to the Time of Sale Information or the Prospectus so that the statements in the Time of Sale Information and the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus is delivered to a purchaser, be misleading or so that the Time of Sale Information and the Prospectus, as so amended or supplemented, as the case may be, will comply with law.

(g) To endeavor to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Lead Managers shall reasonably request (provided that in connection therewith none of the Company and the Guarantors shall be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction) and to pay all expenses (including fees and disbursements of counsel) in connection with such qualification and in connection with (i) the determination of the eligibility of the Securities for investment under the laws of such jurisdictions as the Lead Managers may designate and (ii) any review of the offering of the Securities by FINRA.

(h) As soon as practicable to make generally available to the Security holders and to deliver to the Underwriters an earning statement of each of Limited and Plc (which need not be audited) complying with Section 11(a) of the Securities Act and the Rules and Regulations.

(i) Prior to the Closing Date, not to offer, sell, contract to sell or otherwise dispose of:

(i)	any debt securities (including, without limitation, any guarantee of debt securities) of the Guarantors or any subsidiary of the Guarantors;

(ii)	warrants to purchase debt securities of the Guarantors or any subsidiary of the Guarantors substantially similar to the Securities

(other than (i) the Securities and (ii) commercial paper issued in the ordinary course of business), in each case in the United States or Europe or to any resident of the United States or the European Economic Area (including corporations and other entities organized under the laws of the United States or any member state of the European Economic Area but not including a permanent establishment of such corporations or other entity located outside the United States and the European Economic Area), without the Lead Managers’ prior written consent.

(j) Whether or not any sale of Securities is consummated, to pay all expenses incident to the performance of its obligations under this Agreement, including: (i) the preparation and filing of the Registration Statement, the Time of Sale Information (to the extent required) and the Prospectus and all amendments and supplements thereto (including the Commission’s registration fee), (ii) the preparation, issuance and delivery of the Securities and the Guarantees, (iii) the fees and disbursements of the Company’s and the Guarantors’ various counsel, including their United States, United Kingdom and Australian counsel, each of their auditors and the auditors of the combined BHP Billiton Group, (iv) the fees and disbursements of the Trustee and its counsel, (v) the printing and delivery to the Underwriters in quantities as herein above stated of copies of the Registration Statement and all amendments thereto and of the Time of Sale Information and the Prospectus and any amendments or supplements thereto, (vi) any fees charged by rating agencies for the rating of the Securities, (vii) fees and expenses incurred in connection with the registration or qualification of the Securities and Guarantees under the securities laws or Blue Sky laws of any states of the United States, (viii) reasonable fees and expenses incurred in connection with the roadshows to market the Securities, and (ix) reasonable out-of-pocket expenses incurred by the Underwriters in connection with the transactions contemplated by this Agreement, provided that the Underwriters shall be responsible for the fees and expenses of Sidley Austin.

(k) In connection with the offering of the Securities, until the Lead Managers on behalf of the Underwriters shall have notified the Company of the completion of the distribution of the Securities, not to, and to cause its affiliated purchasers (as defined in Regulation M under the Exchange Act) not to, either alone or with one or more other persons, bid for or purchase, for any account in which it or any of its affiliated purchasers has a beneficial interest, any Securities, or attempt to induce any person to purchase any Securities; and not to, and to cause its affiliated purchasers not to, make bids or purchase for the purpose of creating actual, or apparent, active trading in or of raising the price of the Securities.

(l) To apply the net proceeds from the sale of the Securities as set forth in the Time of Sale Information, Registration Statement and the Prospectus under the heading “Use of Proceeds”.

(m) The Company and the Guarantors will, pursuant to reasonable procedures developed in good faith, retain copies of each Issuer Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433 under the Securities Act.

7. Indemnification and Contribution.

(a) Each of the Company and the Guarantors jointly and severally agrees to indemnify and hold harmless each Underwriter, its officers, directors and each person, if any, who controls such Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities, joint or several (including, without limitation, any legal or other expenses reasonably incurred by any Underwriter, officer, director or any such controlling person in connection with defending or investigating or preparing to defend against or appearing as a third party witness in connection with any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, any Time of Sale Information, any Issuer Free Writing Prospectus or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities were caused by any such untrue statement or omission of a material fact or alleged untrue statement or omission to state therein a material fact based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Lead Managers expressly for use therein.

(b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless each of the Company and the Guarantors and their respective directors, officers and authorized representatives who sign the Registration Statement and each person, if any, who controls the Company or the Guarantors within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company and the Guarantors to such Underwriter, but only with reference to information set forth in Section 16 of this Agreement relating to such Underwriter, furnished to the Company or the Guarantors in writing by such Underwriter through the Lead Managers expressly for use in the Registration Statement, any Issuer Free Writing Prospectus, Time of Sale Information, the Prospectus or any amendments or supplements thereto.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either clause (a) or (b) above, such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Lead Managers, in the case of parties indemnified pursuant to clause (b) above, and by the Company or the Guarantors, in the case of parties indemnified pursuant to clause (a) above. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, such consent shall not be unreasonably withheld, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this clause (c), the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d) The obligations of the Company, the Guarantors and the Underwriters in this Section 7 are in addition to any other liability that the Company, the Guarantors and the Underwriters, as the case may be, may otherwise have, including in respect of any breaches of representations, warranties and agreements made herein by any such party.

(e) If the indemnification provided for in clause (a) or (b) above is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities, or action in respect thereof, referred to therein, then each indemnifying party under such clause, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Guarantors on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, or action in respect thereof, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Guarantors on the one hand and the Underwriters on the other hand in connection with the offering of the Securities shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Securities (before deducting expenses) received by or on behalf of the Company and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate public offering price of the Securities. The relative fault of the Company and the Guarantors on the one hand and of the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Guarantors or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 7 are several in proportion to the respective principal amounts of Securities they have purchased hereunder, and not joint.

(f) The Company, the Guarantors and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 7 were determined by pro-rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in clause (e) above. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities, or action in respect thereof, referred to in clause (e) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

8. Submission to Jurisdiction; Appointment of Process Agent.

(a) Each of the Company and the Guarantors agrees that any legal suit, action or proceeding brought by any Underwriter or any person controlling any Underwriter arising out of or relating to this Agreement or the transactions contemplated hereby may be instituted in any U.S. federal or state court sitting in New York City and irrevocably submits to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding. Each of the Company and the Guarantors irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. Each of the Company and the Guarantors agrees that a final judgment in any such suit, action or proceeding shall be conclusive and binding upon itself and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. The parties hereto each hereby waive any right to trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement. Each of the Company and the Guarantors has irrevocably appointed CT Corporation, 111 Eighth Avenue, New York, New York 10011, as its agent (the “Process Agent”) to accept and acknowledge, on behalf of the Company or the Guarantors, as applicable, service of copies of the summons and complaint and any other process which may be served in any such suit, action or proceeding brought and shall deliver to the Lead Managers written evidence satisfactory to the Lead Managers that the Process Agent has been duly empowered to so act. Each of the Company and the Guarantors agrees that service of process upon the Process Agent and written notice of said process mailed or delivered to the Company, Limited or Plc, as the case may be, to the address provided in Section 15 shall be deemed in every respect effective service of process upon the Company, Limited or Plc, as the case may be, in any such suit, action or proceeding and shall be taken and held to be valid personal service upon the Company, Limited or Plc, as the case may be. Each of the Company and the Guarantors agree to take all action as may be necessary to continue the appointment of CT Corporation as Process Agent in full force and effect. Each of the Company and the Guarantors agrees to have at all times a Process Agent for the above purposes in New York City and to irrevocably appoint promptly another Process Agent satisfactory to the Lead Managers (and to deliver to the Lead Managers written evidence satisfactory to the Lead Managers of such appointment) if CT Corporation shall cease to act as Process Agent for the Company, Limited or Plc, as applicable. Nothing herein shall affect the right of any Underwriter or any person controlling any Underwriter to serve process in any manner permitted by law or limit the right of any Underwriter or any person controlling any Underwriter to bring proceedings against the Company, Limited or Plc in the courts of any jurisdiction or jurisdictions.

(b) Each of the Company and the Guarantors agrees that any amount required to be paid by the Company or the Guarantors hereunder shall be payable in U.S. dollars and its obligation to make any such payment shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment in any other currency, except to the extent that such tender or recovery shall result in the full amount of U.S. dollars expressed to be payable being received. The obligations of the Company and the Guarantors to make U.S. dollar payments shall be enforceable as an alternative or additional cause of action for the purpose of recovery in U.S. dollars of the amount, if any, by which such actual receipt shall fall short of the full amount of U.S. dollars expressed to be payable. Each of the Company and the Guarantors agrees that, if for the purpose of obtaining judgment in any proceeding relating to its obligations hereunder, it is necessary to convert a sum payable by the Company or the Guarantors in U.S. dollars, the rate of exchange used shall be the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the business day immediately preceding that on which final judgment is given.

9. Effectiveness and Termination. This Agreement shall become effective upon the execution of this Agreement. The obligations of the Underwriters hereunder may be terminated by the Underwriters by notice given by the Lead Managers on behalf of the Underwriters to and received by the Company and the Guarantors prior to delivery of and payment for the Securities if, prior to that time, any of the events described in Sections 5(b)(i), 5(b)(ii), 5(n) or 5(o) in this Agreement shall have occurred and be continuing.

10. Defaulting Underwriters. If, on the Closing Date, any one or more of the Underwriters shall fail or refuse to purchase Securities that it or they have agreed to purchase hereunder on such date, and the aggregate principal amount of Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate principal amount of the Securities to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the principal amount of Securities set forth opposite their respective names in Schedule I bears to the principal amount of Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as the Lead Managers may specify, to purchase the Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the principal amount of Securities that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such principal amount of Securities without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or underwriters shall fail or refuse to purchase Securities and the aggregate principal amount of Securities with respect to which such default occurs is more than one-tenth of the aggregate principal amount of Securities to be purchased on such date, and arrangements satisfactory to the Lead Managers and the Company for the purchase of such Securities are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company or the Guarantors. In any such case either the Lead Managers or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement and in the Prospectus or in any other documents or arrangements may be effected. Any action taken under this Section 10 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

11. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the Underwriters, the Company, Limited, Plc and their respective successors. This Agreement and the terms and provisions hereof are for the sole benefit of only those persons, except as provided in Section 7 with respect to affiliates, officers, directors, employees, representatives, agents and controlling persons of the Company, the Guarantors and the Underwriters. Nothing in this Agreement is intended or shall be construed to give any person, other than the persons referred to in this Section 11, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

12. Underwriters’ Expenses. If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company or any of the Guarantors to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company or any of the Guarantors shall be unable to perform its obligations under this Agreement, the Company will pay all expenses as set forth in Section 6(j), including reimbursement of the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, of all out-of-pocket expenses reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder. Each of the Guarantors agrees, jointly and severally, to make on behalf of the Company any payments required to be made but not made by the Company to the Underwriters pursuant to this Section 12.

13. GST. If Australian Goods and Services Tax (“GST”) is payable on a taxable supply (as defined in Section 195-1 of the A New Tax System (Goods and Services Tax) Act 1999 (C’th) (the “GST Act”)) under this Agreement, the party receiving that taxable supply shall, in addition to the amounts or other consideration otherwise to be provided under this Agreement, pay to the party making the taxable supply the amount of the GST for which the party making the taxable supply is liable in respect of that taxable supply. Where the Company is required under this Agreement to reimburse the Underwriters for an expense incurred by the Underwriters to a third party, the amount of that reimbursement shall be reduced by the input tax credit (as defined by Section 195-1 of the GST Act) to which the Underwriters are entitled in respect of an acquisition to which the expense relates. An Underwriter may also recover any GST for which it becomes liable as a result of the receipt of such reimbursement. If GST is payable on a taxable supply, then the party paying for that taxable supply is not required to pay any amount in respect of that taxable supply unless it has first received a tax invoice (as defined by Section 195-1 of the GST Act) for that taxable supply. If a party (for the avoidance of doubt, including any of the Underwriters) is or becomes a member of a GST Group (as defined in Section 195-1 of the GST Act), references in this Section 13 to an amount of GST to which a party making a taxable supply or receiving a reimbursement is liable, or to an input tax credit to which the Underwriters are entitled, include an amount of GST, or an input tax credit to which the Representative Member (as defined in Section 195-1 of the GST Act) of the relevant GST Group is liable, or is entitled, as the case may be.

14. Survival. The respective indemnities, rights of contribution, representations, warranties and agreements of the Company, the Guarantors and the Underwriters contained in this Agreement or made by or on behalf of the Company, the Guarantors or the Underwriters pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any termination or cancellation of this Agreement or any investigation made by or on behalf of any of Company, the Guarantors or the Underwriters or any of their respective affiliates, officers, directors, employees, representatives, agents or controlling persons.

15. Notices, etc. All statements, requests, notices and agreements hereunder shall be in writing, and:

(a) if to the Underwriters, shall be delivered or sent by mail or telecopy transmission to:

(i) Barclays Capital Inc., Attention: Syndicate Registration (fax no. 1-646-834-8133);

(ii) J.P. Morgan Securities LLC, Attention: High Grade Syndicate Desk (fax no. 1-212-834-6081).

(b) if to the Company, shall be delivered or sent by mail or telecopy transmission to: 180 Lonsdale Street, Melbourne, Victoria, 3001, Australia (telecopier no. (61-3) 9609-3289 and (61-3) 9609-3512);

(c) if to Limited, shall be delivered or sent by mail or telecopy transmission to 180 Lonsdale Street, Melbourne, Victoria, 3001, Australia (telecopier no. (61-3) 9609-3289 and (61-3) 9609-3512); or

(d) if to Plc, shall be delivered or sent by mail or telecopy transmission to Neathouse Place, Victoria, London SW1V 1BH (telecopier no. (44 20) 7802 4111);

Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof. The Company shall be entitled to act and rely upon any request, consent, notice or agreement given or made on behalf of the Underwriters by the Lead Managers.

16. Underwriters’ Information. The parties hereto acknowledge and agree that the Underwriters’ information consists solely of the following information in the Prospectus Supplement, dated the date hereof: (a) the last paragraph on the front cover page concerning the terms of the offering by the Underwriters and (b) the statements concerning the Underwriters contained in the (i) the first paragraph, (ii) the second sentence in the third paragraph and (iii) the last paragraph under the sub-heading “Underwriting - The Distribution”.

17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, provided that all matters governing the authorization and execution of this Agreement by the Company and Limited shall be governed by the laws of the Commonwealth of Australia and, provided further, that all matters governing the authorization and execution of this Agreement by Plc shall be governed by the laws of England and Wales.

18. Counterparts. This Agreement may be executed in one or more counterparts (which may include counterparts delivered by telecopier) and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

19. Amendments. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

20. Headings. The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to us a counterpart hereof, whereupon this instrument will become a binding agreement between the Company and the several Underwriters in accordance with its terms.

Very truly yours,

BHP BILLITON FINANCE (USA) LIMITED

By:	/s/ Willem Murray
Name: Willem Murray
Title: Group Treasurer

By:	/s/ Rebecca Campbell
Name: Rebecca Campbell
Title: Manager-Group Legal

BHP BILLITON LIMITED

By:	/s/ Willem Murray
Name: Willem Murray
Title: Group Treasurer

By:	/s/ Rebecca Campbell
Name: Rebecca Campbell
Title: Manager-Group Legal

BHP BILLITON Plc

By:	/s/ Willem Murray
Name: Willem Murray
Title: Group Treasurer

By:	/s/ Rebecca Campbell
Name: Rebecca Campbell
Title: Manager-Group Legal

Underwriting Agreement

Accepted as of the date hereof on behalf of itself

and each of the several Underwriters by:

Barclays Capital Inc.

By:	/s/ Pamela Kendall
Authorized Signatory

J.P. Morgan Securities LLC

By:	/s/ Maria Sramek
Authorized Signatory

Underwriting Agreement

SCHEDULE I

Underwriters	Principal Amount of 1.125% Fixed Rate Securities due 2014	Principal Amount of 1.875% Fixed Rate Securities due 2016
Barclays Capital Inc.	275,000,000	206,250,000
J.P. Morgan Securities LLC	275,000,000	206,250,000

ANZ Securities, Inc.	22,500,000	16,875,000
Banca IMI S.p.A.	22,500,000	16,875,000
Banco Bilbao Vizcaya Argentaria, S.A.	22,500,000	16,875,000
BNP Paribas Securities Corp.	22,500,000	16,875,000
CIBC World Markets Corp.	22,500,000	16,875,000

Credit Agricole Securities (USA) Inc.	22,500,000	16,875,000
ING Financial Markets LLC	22,500,000	16,875,000
Lloyds Securities Inc.	22,500,000	16,875,000
Mitsubishi UFJ Securities (USA), Inc.	22,500,000	16,875,000
Mizuho Securities USA Inc.	22,500,000	16,875,000
nabSecurities, LLC	22,500,000	16,875,000
RBS Securities Inc.	22,500,000	16,875,000
Santander Investment Securities Inc.	22,500,000	16,875,000
Scotia Capital (USA) Inc.	22,500,000	16,875,000
SG Americas Securities, LLC	22,500,000	16,875,000
SMBC Nikko Capital Markets Ltd	22,500,000	16,875,000
Standard Chartered Bank	22,500,000	16,875,000
TD Securities (USA) LLC	22,500,000	16,875,000
UBS Securities LLC	22,500,000	16,875,000
UniCredit Capital Markets LLC	22,500,000	16,875,000
Total	$1,000,000,000	$750,000,000

Underwriters	Principal Amount of 3.250% Fixed Rate Securities due 2021
Barclays Capital Inc.	343,750,000
J.P. Morgan Securities LLC	343,750,000

ANZ Securities, Inc.	28,125,000
Banca IMI S.p.A.	28,125,000
Banco Bilbao Vizcaya Argentaria, S.A.	28,125,000
BNP Paribas Securities Corp.	28,125,000
CIBC World Markets Corp.	28,125,000
Credit Agricole Securities (USA) Inc.	28,125,000
ING Financial Markets LLC	28,125,000
Lloyds Securities Inc.	28,125,000
Mitsubishi UFJ Securities (USA), Inc.	28,125,000
Mizuho Securities USA Inc.	28,125,000
nabSecurities, LLC	28,125,000
RBS Securities Inc.	28,125,000
Santander Investment Securities Inc.	28,125,000
Scotia Capital (USA) Inc.	28,125,000
SG Americas Securities, LLC	28,125,000
SMBC Nikko Capital Markets Ltd	28,125,000
Standard Chartered Bank	28,125,000
TD Securities (USA) LLC	28,125,000
UBS Securities LLC	28,125,000
UniCredit Capital Markets LLC	28,125,000
Total	$1,250,000,000

SCHEDULE II

Title of Securities:	1.125% Senior Fixed Rate Securities due 2014	1.875% Senior Fixed Rate Securities due 2016

Aggregate Principal Amount:	$1,000,000,000	$750,000,000

Price to Public:	99.645% of face amount	99.469% of face amount

Purchase Price by the Underwriters:	99.395% of face amount	99.119% of face amount

Maturity:	November 21, 2014	November 21, 2016

Coupon:	1.125%	1.875%

Interest Payment Dates:	May 21 and, November 21 commencing May 21, 2012	May 21 and, November 21 commencing May 21, 2012

Settlement:	November 21, 2011 (T+3)	November 21, 2011 (T+3)

Title of Securities:	3.250% Senior Fixed Rate Securities due 2021

Aggregate Principal Amount:	$1,250,000,000

Price to Public:	99.097% of face amount

Purchase Price by the Underwriters:	98.647% of face amount

Maturity:	November 21, 2021

Coupon:	3.250%

Interest Payment Dates:	May 21 and, November 21 commencing May 21, 2012

Settlement:	November 21, 2011 (T+3)

EXHIBIT A

General Use Free Writing Prospectuses

1)	Term Sheets for the Securities attached hereto

Filed pursuant to Rule 433

Registration No. 333—162380

November 16, 2011

Pricing Details on BHP Billiton Senior 1.125% Fixed Rate Notes due 2014

Issuer:	BHP Billiton Finance (USA) Limited

Guarantors:	BHP Billiton Plc and BHP Billiton Limited

Security:	1.125% Guaranteed Senior Notes due 2014 (the “2014 Notes”)

Format:	SEC Registered

Principal Amount:	US$1,000,000,000

Denomination:	The 2014 Notes will be issued in denominations of US$2,000 and integral multiples of US$1,000

Pricing Date:	November 16, 2011

Settlement Date:	November 21, 2011

Maturity Date:	November 21, 2014

Interest Payment Dates:	May 21 and November 21 of each year, commencing on May 21, 2012

Public Offering Price:	Per Note: 99.645%. Total: US$996,450,000

All-in Proceeds to Issuer:	US$993,950,000

Treasury Benchmark:	0.375% due November 15, 2014

Treasury Yield:	0.396%

Spread to Benchmark Treasury:	85bps

Re-offer Yield:	1.246%

Coupon:	1.125%

Ranking:	The 2014 Notes are unsecured and will rank equally with all of the Issuer’s other unsecured and unsubordinated indebtedness

Use of Proceeds:	General corporate purposes, including repayment of commercial paper

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC

CUSIP:	055451 AJ7

ISIN:	US055451AJ72

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847 or emailing barclaysprospectus@broadridge.com or by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

Filed pursuant to Rule 433

Registration No. 333—162380

November 16, 2011

Pricing Details on BHP Billiton Senior 1.875% Fixed Rate Notes due 2016

Issuer:	BHP Billiton Finance (USA) Limited

Guarantors:	BHP Billiton Plc and BHP Billiton Limited

Security:	1.875% Guaranteed Senior Notes due 2016 (the “2016 Notes”)

Format:	SEC Registered

Principal Amount:	US$750,000,000

Denomination:	The 2016 Notes will be issued in denominations of US$2,000 and integral multiples of US$1,000

Pricing Date:	November 16, 2011

Settlement Date:	November 21, 2011

Maturity Date:	November 21, 2016

Interest Payment Dates:	May 21 and November 21 of each year, commencing on May 21, 2012

Public Offering Price:	Per Note: 99.469%. Total: US$746,017,500

All-in Proceeds to Issuer:	US$743,392,500

Treasury Benchmark:	1.000% due October 31, 2016

Treasury Yield:	0.887%

Spread to Benchmark Treasury:	110bps

Re-offer Yield:	1.987%

Coupon:	1.875%

Ranking:	The 2016 Notes are unsecured and will rank equally with all of the Issuer’s other unsecured and unsubordinated indebtedness

Use of Proceeds:	General corporate purposes, including repayment of commercial paper

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC

CUSIP:	055451 AK4

ISIN:	US055451AK46

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847 or emailing barclaysprospectus@broadridge.com or by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

Filed pursuant to Rule 433

Registration No. 333—162380

November 16, 2011

Pricing Details on BHP Billiton Senior 3.250% Fixed Rate Notes due 2021

Issuer:	BHP Billiton Finance (USA) Limited

Guarantors:	BHP Billiton Plc and BHP Billiton Limited

Security:	3.250% Guaranteed Senior Notes due 2021 (the “2021 Notes”)

Format:	SEC Registered

Principal Amount:	US$1,250,000,000

Denomination:	The 2021 Notes will be issued in denominations of US$2,000 and integral multiples of US$1,000

Pricing Date:	November 16, 2011

Settlement Date:	November 21, 2011

Maturity Date:	November 21, 2021

Interest Payment Dates:	May 21 and November 21 of each year, commencing on May 21, 2012

Public Offering Price:	Per Note: 99.097%. Total: US$1,238,712,500

All-in Proceeds to Issuer:	US$1,233,087,500

Treasury Benchmark:	2.000% due November 15, 2021

Treasury Yield:	2.007%

Spread to Benchmark Treasury:	135bps

Re-offer Yield:	3.357%

Coupon:	3.250%

Ranking:	The 2021 Notes are unsecured and will rank equally with all of the Issuer’s other unsecured and unsubordinated indebtedness

Use of Proceeds:	General corporate purposes, including repayment of commercial paper

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC

CUSIP:	055451 AL2

ISIN:	US055451AL29

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847 or emailing barclaysprospectus@broadridge.com or by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

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